

“Handy Dandy ”

Feature Film - Horror

Presented by: Milwaukee Junction Entertainment, LLC.

Logline

Handy Dandy

Feature Film - Horror

A shuttered TV studio in Detroit, is haunted by a children's show Magician Ventriloquist from the 1960's who's looking for a live (or dead) studio audience.

"ON AIR"

Synopsis

Returning to the abandoned Detroit television station where they once delighted a generation of children viewers, master puppeteer Mister Jolly re-incarnates his minion puppets for a final performance to settle an old score with Richard. The rare blood moon casts an ominous glow as Mr Jolly unleashes his puppets, lead by the infamous Handy Dandy to seek his revenge. Further complicating Richard's dilemma is the unexpected arrival to the Studio of his son Steffen and his friends. The group become entangled in the thrilling pursuit by Mr Jolly and Handy Dandy through the annuls of the old studio building. They soon realize that they are in a new version of **"Mister Jolly and the Handy Dandy Show"** - where pain is the game!

Talent Overview



Bill Oberst, Jr.
Star Lead
"Mister Jolly"
Cast



Bill Moseley.
Star Supporting
"Richard"
Cast



Jake Red
Male Supporting
"Steffen"
Cast



Kyle Anderson
Male Supporting
"Rosie"
Cast



Cody Cameron
Female Supporting
"Abby"
Cast



Danni Spring
Female Supporting
"Doc"
Cast



Katelynn E. Newberry
Female Supporting
"Josie"
Cast



Arthur Marroquin
Male Supporting
"Rick"
Cast

Talent Overview



Handy Dandy
Star



Niki
Male Supporting



Chief Watson
Male Supporting



Laredo
Male Supporting



Sugar
Female Supporting



Roxie
Female Supporting



Tom, Dick & Harry
Principle Strong men

Lead Actor - Mister Jolly

Bill Oberst, Jr. Known for a Daytime Emmy Award-winning performance in "Take This Lollipop" and a ratings-winning role on CBS-TV's "Criminal Minds," Bill is a talented award winning actor with a strong horror fanbase. His individual award wins include The 2017 Horror Icon Award. 2017 Best Actor Award at Dark Veins Horror Film Festival, a 2014 Best Actor Award at the Los Angeles Movie Awards, a 2015 Best Actor Award at Chicago Horror Film Festival, a 2015 Best Actor Award at Ontario Fright Night Theatre Film Festival, a 2015 Best Actor Award at Biloxi Fear Fete Film Festival, a 2015 Best Actor Award at Dallas Twisted Tails Film Festival as well as many more.



Lead Actor - Richard Crane

Bill Moseley

William "Bill" Moseley (born November 11, 1951) is an American film actor and musician who has starred in a number of cult classic horror films, including **House of 1000 Corpses**, **Repo! The Genetic Opera** and **The Devil's Rejects**. His first big role was in **The Texas Chainsaw Massacre 2** as Chop Top. On the HBO TV series **Carnivàle**, Moseley had a recurring role as camp cook Possum. He also just wrapped a co-starring role in Rob Zombie's horror film, **"3 From Hell"**



Team Overview







Producer
Don Borza

Director
Jeff Broadstreet

Cinematographer
Andrew Parke

Composer
Alex Bubenheim

Prod. Mgr.
Alan Forbes

Producer

Don Borza

Bio and Credits

A veteran award-winning film, television & commercial producer with over 25 years experience. Among his many awards are 3 regional Emmy Awards with 6 total Emmy nominations.

The Thundering 8th (Film) - Prod./Dir./Writer
The Dream Team (TV series) - Assoc. Prod.
D.R.E.A.M. Team (TV Movie) - Assoc. Prod.
Brothers Destiny (TV Movie) - Producer
Supermodels in the Rainforest: Costa Rica -
(TV Documentary) - Producer
Savage Land (Film) - Assoc. Prod.

30 Television Commercials around the U.S. -
(various clients) - Producer

10 Music Videos around the U.S. -
(various bands) - Producer/Director



Executive Producer - William J. Immerman

William J. Immerman is President of Production of RSVP Entertainment LLC, Immerman was formerly Senior Executive Vice President and Chief Operating Officer of Yari Film Group. Prior to joining Yari, Immerman was Senior VP and COO of Crusader, He received his B.S. from the University of Wisconsin and his J.D. from Stanford Law School. He began his entertainment career with American International Pictures At AIP, Immerman acted a Director of Business Affairs, Vice President in Charge of Business Affairs and as production executive on such successful films as **"WILD IN THE STREETS"** and **"THREE IN THE ATTIC"** among others. He next joined Twentieth Century Fox ("Fox") as Vice President in charge of Business Affairs and acted as chief talent, production and distribution negotiator for the studio and represented Fox on the board of directors of both the Motion Picture Association of America and the Association of Motion Picture and Television Producers. Immerman had supervisory responsibility for both motion picture and television business affairs at Fox., a number of very successful motion pictures, including **"DIRTY MARY, CRAZY LARRY," "LEGEND OF HELL HOUSE"** and **"RACE WITH THE DEVIL."** Promoted to Senior Executive Vice President of Fox's feature film division, Immerman joined a three-man board of senior EVP's who reported directly to the Chairman of the Board. Among the projects approved for production during this period were **"STAR WARS," "YOUNG FRANKENSTEIN", "THE OMEN"** and **"SILVER STREAK."THE ST. TAMMANY MIRACLE", "THE LOST TREASURE OF SAWTOOTH ISLAND", "BRING HIM HOME", "CHILDREN ON THEIR BIRTHDAYS", "SWIMMING UPSTREAM" ,"DANNY DECKCHAIR", "WHERE THE RED FERN GROWS" ,"SOUND OF THUNDER" "RAY"** starring Jamie Foxx (which was nominated for several Academy Awards and received "Best Actor" and "Best Editing" awards); **"GAME OF THEIR LIVES" "SAHARA" "NOTHING BUT THE TRUTH" "WHAT DOESN'T KILL YOU" ,"THE MAIDEN HEIST" "REFUGE" "GUNS, GIRLS AND GAMBLING" "CAN'T STAND LOSING YOU" ,"PAPA" "MR. HOCKEY, THE GORDIE HOWE STORY," "BEFORE WE GO".**



He is a member of the State Bar of California and the Los Angele County Bar Association and Beverly Hills Bar Association which has elected him to "The Order of Distinguished Attorneys". He has received the "Highest Rating In Legal Ability & Ethical Standards" from the "LexisNexis Martindale-Hubbard Peer Review Ratings". Immerman is a member of the Academy of Motion Picture Arts and Sciences and has served as an arbitrator for the Independent Film and Television Alliance (formerly AFMA).and is recognized as an expert on the motion picture industry by many of the courts in the U.S. and frequently testifies in arbitrations and court cases, federal, state and international, as an expert on the motion picture and television business.. In 2010 he received "The Louis B. Mayer Award" from the UCLA Anderson School of Management as "the Outstanding Motion Picture Business Executive of the Year"

Financial Consultant - Dennis Nerland

Dennis Nerland is one of the three founding partners of Nerland Lindsey LLP.

In 1975, I received a Bachelor of Science Degree with Honours in Economics and Mathematics from the University of Calgary, a Master of Arts Degree in Economics from Carleton University in Ottawa, Ontario in 1976 and a Juris Doctorate Degree from the University of Calgary in 1979.

In 2011, I completed the Rotman / Haskayne Directors Education Program, achieving the designation of Institute-Certified Director (ICD.D) from the Institute of Corporate Directors, and I have successfully completed the Rotman Financial Literacy Program. I am also a member of the Society of Trust and Estate Planners ("STEP") and hold the Trust and Estate Practitioner ("TEP") designation. In 2014, I had the honour of being appointed a Queen's Counsel ("QC") of Alberta.

I travel the globe, presenting to accountants, lawyers, managing partners and business leaders on topics such as the value of an engaged and inspired culture and best practices for providing value and service to the people and businesses we serve. In 2017, I was awarded the "Most Innovative Presenter" by Geneva Group International ("GGI"), an association of international lawyers, accountants and business owners.

My professional practice centres on providing our clients with a shared experience of partnering with us to discover real value.

Education
Rotman/Haskayne Directors Education Program, 2011, Rotman School of Management
University of Calgary, 1979, Juris Doctor
Carleton University, 1976, Master of Arts in Economics
University of Calgary, 1975, Bachelor of Science with Honours in Mathematics and Economics
Call to the Bar
1980, Law Society of Alberta
Memberships and Affiliations
Member, Law Society of Alberta
Member, Canadian Tax Foundation
Member, Calgary Bar Association
Member, Canadian Bar Association
Member, Society of Trust and Estate Practitioners
Institute-Certified Director (ICD.D)



Director



Jeff Broadstreet

Bio and credits

An experienced director as well as a producer, Jeff Broadstreet has directed short films, music videos and five independent feature films, Sexbomb, Area 51: The Alien Interview, The Straun House, Night of the Living Dead 3D and the prequel, Night of the Living Dead 3D: Re-Animation, starring horror icons, Jeffrey Combs and Andrew Divoff. In addition to Combs and Divoff, Broadstreet has also directed Sid Haig, the late Karen Black, Brianna Brown, John Kassir, Denice Duff, Linnea Quigley and the late, great Robert Quarry (Count Yorga, Vampire). Born in Greencastle, Indiana he graduated from Indiana University with a B.A. in Film & Television.

Cinematographer

Andrew Parke

Bio and Credits

A veteran cinematographer with over 25 years experience. He is award winning and critically acclaimed.

Society of Camera Operators IATSE 600. International Cinematographers Guild   FAA Remote Pilot Airman   Certified Stereoscopic 3D Rig Technician Best Cinematographer Award (featured film "Watercolors")

100 films/TV shows to his credit: Here a but a few projects.

Godzilla / Independence Day / The One /

Night of the Living Dead 3D / Battle Rats /

The Thundering 8th / Savage Land

http://www.imdb.com/AndrewParke



Composer



Alexander Bubenheim

Bio and Credits

A veteran award-winning film, television & commercial composer with over 30 years experience. Among his many awards he is also a voting member of the Grammy's

Here are some of his many projects as a composer:
The Thundering 8th (Film) / Thirteen (Film)
Das Experiment (Film) / In Hell (Film)
Hollywood Backstory (TV) Medical Detectives

Over 30 commercials - Composer

Worked with artists:
Ringo Starr, David Hasselhoff, Terrence Trent Darby, Sherryl Crow, David Ricketts Umberto Gattica, Snoop Dog, Biggi Smalls, Summer Watson, Sir Bob Geldoff, Hugh Jackman, Seal, WIlliam Barton, Julian Lennon, Malika Sherawat (Hisss), Patrick Steward

Keyboarder for the Band "Bignoize" in IRAQ for the coalition and US Armed forces, with Joe Lynn Turner (Deep Purple), Phil Soussan (Ozzy Osbourne) Carlos Cavasoz (Rainbow), Simon Wright (AC/DC).



Alan Forbes

Bio and Credits

A veteran of over 35 years in film/TV/ commercials, Alan began in film production as a grip and gaffer. He has been a Location Mgr./Producer/Prod. Mgr since 1988 Since leaving L.A., Alan mostly works on productions in the mid-west covering Ohio, Kentucky, West Virginia, Michigan, Illinois and Wisconsin.

Some films Alan hads worked on:
Above Suspicion / UFO / Haunt / Goat Carol /
The Avengers / The Ides of March
She's Out of My League / The Oh in Ohio
Kicking & Screaming / Seabiscuit / Welcome to
Collinwood / Proximity /
Madison / The Insider / Simpatico / Beloved /
Fire Down Below / The Piano Tuner / It Runs
in the Family / Airborne /
Lost in Yonkers

Location



Detroit, Michigan - WJBK / PBS TV Studio - Built 1956 - "Handy Dandy" Film Location

The Market

The most profitable horror movies:

Using the Nash dataset, it's possible to identify the most profitable horror movies between 2000-16, budgeted over $500,000. Profitability is expressed as a percentage return on the reported production budget. I.e. a film which cost $2 million to make and made an eventual profit of $4 million would have a profitability of 200%.


Saw
11,187%
Insidious
4,045%
The Devil Inside
3,043%
Saw II
2,357%
Wolf Creek
2,113%
Paranormal Activity 2
2,108%
Cabin Fever
2,101%
Shaun of the Dead
1,891%
Insidious Chapter 2
1,808%
The Last Exorcism
1,779%
What We Do in the Shadows
1,693%
Undead
1,638%
Dead Snow
1,635%
Paranormal Activity 3
1,531%
The Haunting in Connecticut
1,324%
Sinister
1,323%
[REC]
1,257%
The Grudge
1,160%

Research

The overall profitability of horror movies:
Across all movies released in US cinemas between 1996 and 2016, horror movies appear to have the highest chance of making a profit, compared to movies within other genres. Estimates are that over this period 53% of horror movies released theatrically were likely to have generated profit. This compares well with the industry average of 37% across all genres, and dramatically outperforms westerns (16% of which are likely to have been profitable), black comedies (28%) drama (31%), and thrillers (32%).



Research

21-year average is strong when compared to other genres, but, the figure fluctuates significantly between the years. In the best performing years, 80% of horror releases were likely to have returned a profit, whereas in the worst years the figure falls as low as 22%.



Pro Forma

EXPENSES
- Film Budget -   (-$250,000)
- Distributor fee 25% -   TBD   Gross Sales
- Fund Manager -   (-$3,600)

TOTAL EXPENSES -   TBD   Net Expenses

Investor Pref. Return 10% -   ($25,000)   Total Return on shares sold
Investor Dist. Profit 60% -   TBD   Net Profit
Producer Dist. Profit 40% -   TBD   Net Profit

Investor Member Profit -   TBD   per share (1K) 250 total shares

Distribution Strategy

- Our objective is to potentially return the initial capital raise to each Member from Net Distribution Proceeds and then quarterly distributions of future potential proceeds.
- Producer's share of Distribution Proceeds do not occur until Investors receive their initial investment plus preferred return
- October 2019 will be a limited theatrical release in either L.A. or New York and 10-20 additional cities.
- Distributor will start making foreign and domestic sales during the AFM Film Market in Santa Monica, CA. - Nov. 6th - 13th and follow-up sales at additional markets throughout 2019-2020

Summary

Handy Dandy - Feature Film

- MJE Handy Dandy Productions, LLC (Production Company)
- Donald Borza, II (Producer)
- William J. Immerman (Executive Producer)
- Dennis Nerland (Financial Consultant)
- Nick T. Stack (Legal)
- Acort International (Distributor)
- $250,000 USD (Film Budget)
- Horror (Genre) / 85 min. (approx. length)
- Detroit, Michigan (Filming Location)
- October 2019 (Limited Theatrical Release)

Milwaukee Junction Entertainment, LLC.

Thank You



Don Borza Producer
EMAIL: PopcornPictures@yahoo.com
PHONE: (586) 899-9495

Shumaker, Loop, & Kendrick, LLP
1000 Jackson St.
Toledo, OH. 43604
419) 241-9000
www.slk-law.com

Austin K. Irving
AIrving@Slk-law.com

Zachary A. Cheslock
ZCheslock@Slk-law.com

Nicholas T. Stack
NStack@Slk-law.com